Exhibit 99.3

BORR DRILLING LIMITED
NOTICE OF A SPECIAL GENERAL MEETING OF THE SHAREHOLDERS
August 6th, 2025

NOTICE IS HEREBY given that a Special General Meeting (the “SGM”) of the Shareholders of Borr Drilling Limited (the “Company”) (NYSE: “BORR”) will be held at the Registered Offices of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda on Wednesday, August 6th, 2025 at 11:00 a.m. (local time) for the following purpose, which is more completely set forth in the accompanying information statement:

To consider the following Company proposals:

1.	To set the maximum number of Directors to be not more than eight.

2.	To elect Mr. Thiago Mordehachvili as Director of the Company, subject to the adoption of Proposal 1.

3.
To approve the increase of the Company’s authorized share capital from US$31,500,000.00 divided into 315,000,000 common shares of US$0.10 par value each to US$36,500,000.00 divided into 365,000,000 common shares of US$0.10 par value each by the authorization of an additional 50,000,000 common shares of US$0.10 par value each.

By Order of the Board of Directors
Mi Hong Yoon
Secretary
Dated:	July 8th, 2025

Notes:

1.
The Board of Directors has fixed the close of business on July 14th, 2025, as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

2.
Information concerning solicitation and voting for the SGM, in connection with the business proposals and a Form of Proxy voting for the SGM are available on the Company’s website at www.borrdrilling.com/ under “Investor Relations”. Shareholders can request hard copies free of charge upon request by writing to us at: 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda, or send an e-mail to: ir@borrdrilling.com.

3.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person* or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a copy of that power of attorney certified by a notary public, is sent to the Company Secretary at myoon@borrdrilling.com, to reach the Registered Office by not later than 48 hours before the time for holding the SGM.

* At the time of publication of this Notice, it is anticipated that the SGM will proceed as a hybrid meeting, which means the Shareholders are able to join and participate in the meeting either physically in person at the Registered Office, or via electronic remote participation. We strongly encourage Shareholders to participate remotely and submit a proxy electronically to ensure your shares are voted at the meeting.

4.
If a Shareholder chooses to attend the SGM remotely, please contact the Company Secretary at ir@borrdrilling.com no later than 48 hours prior to the SGM, who will provide the Microsoft Teams link and dial in numbers in advance of the SGM. Additionally, please pre-submit any questions to the Board and these will be answered at the SGM.

5.	Approval of the resolutions set out above will require the affirmative vote of a majority of the votes cast.

6.
A Form of Proxy is enclosed for use by holders of shares held through the VPS in Norway in connection with the business set out above. All holders of shares registered in the United States should use the separate Form of Proxy provided.

The following information is applicable to holders of shares registered in the United States only:

The Company is pleased to furnish its proxy materials for the SGM to its shareholders via the internet.  The Company believes that this e-distribution notice and proxy process will expedite shareholders’ receipt of proxy materials, lower the costs and reduce the environmental impact of the Company’s Special General Meeting.  Accordingly, the Company will send either by email (where email addresses are provided to us) or by postal mail to its shareholders of record and beneficial owners, instructions on how to access the SGM materials via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.  TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING’) OF BORR DRILLING LIMITED TO BE HELD ON AUGUST 6TH, 2025.

COMPANY PROPOSALS

PROPOSAL 1 – MAXIMUM NUMBER OF DIRECTORS

It is proposed, in accordance with Bye-law 98, that the company set the maximum number of Directors at eight.

PROPOSAL 2 – ELECTION OF DIRECTOR

Subject to the adoption of Proposal 1 to increase the maximum number of Directors to be eight, the Board has nominated Mr. Thiago Mordehachvili for election as a Director of the Company. As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is appointed.

Mr. Thiago Mordehachvili is the founder of Granular Capital Ltd, an equity management firm investing in a concentrated portfolio of small and mid-capitalization European companies since 2018. Granular Capital often becomes a strategic investor, supporting management teams to create long-term value. Prior to founding Granular Capital, Mr. Mordehachvili served as partner at Dynamo Capital LLP, a Brazilian based fund manager, where he conducted equity research for 10 years based in Brazil and London. Mr. Mordehachvili became the firm’s youngest partner in 2011 and has been investing in European and global companies for over 15 years. He holds an Executive Masters in Finance from the London Business School with Distinction and a Cum-Laude degree in Industrial Engineering from the Federal University of Rio de Janeiro Brazil.

PROPOSAL 3- TO APPROVE THE INCREASE IN THE COMPANY’S AUTHORISED SHARE CAPITAL

The authorised share capital of the Company is US$31,500,000.00 consisting of 315,000,000 common shares, par value US$0.10 each of which 244,400,000 common shares are in issue.  The Company would like to increase the share capital in order to have sufficient for potential future share issuances. At the Meeting, the Board will ask the Shareholders to approve the increase of the Company’s authorised share capital from US$31,500,000.00 divided into 315,000,000 common shares of US$0.10 par value each to US$36,500,000.00 divided into 365,000,000 common shares of US$0.10 par value each by the authorization of an additional 50,000,000 common shares of US$0.10 par value each.  The increase will result in authorised share capital of US$36,500,000.00 comprising 365,000,000 common shares of US$0.10 per value each.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Special General Meeting other than that stated in the Notice of Special General Meeting.

By Order of the Board of Directors

Mi Hong Yoon
Secretary

July 8th, 2025
Hamilton, Bermuda

Borr Drilling Limited (the “Company”)

Form of Proxy for use at Special General Meeting to be held on August 6th, 2025.

I/We ______________________________________________________________________________

Of ______________________________________________________________________________

being (a) holder(s) of ______________________________ Common Shares of US$0.10 each of the above-named

Company on the record date of July 14th, 2025 hereby appoint the duly appointed Chairperson of the meeting or ___________________
to act as my/our proxy at the Special General Meeting of the Company to be held on August 6th, 2025 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll.  Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposals		For	Against	Abstain
1.	To set the maximum number of Directors to be not more than eight.
2.	To elect Mr. Thiago Mordehachvili as Director of the Company, subject to the adoption of Proposal 1.
3.
To approve the increase of the Company’s authorized share capital from US$31,500,000.00 divided into 315,000,000 common shares of US$0.10 par value each to US$36,500,000.00 divided into 365,000,000 common shares of US$0.10 par value each by the authorization of an additional 50,000,000 common shares of US$0.10 par value each.

Date	Signature

Notes:

1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him/her.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorized officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairperson of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairperson deleted and the alteration initialed.

6.	This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting.

Holders of Shares registered on VPS should return their Proxy Forms to:

DNB Bank ASA, Global Companies Registrars Section
Postboks 1600 Sentrum
0021 Oslo, Norway

Or via e-mail to:  vote@dnb.no